Exhibit 99.1

ALDA PHARMACEUTICALS CORP.

#1518 - 1030 Georgia Street West

Vancouver, B C V6E 2Y3 Canada

www.aldacorp.com

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

Notice is hereby given that the Annual General and Special Meeting of the Shareholders of Alda Pharmaceuticals Corp. (hereinafter called the "Company”) will be held on Friday, April 26, 2013 at Suite 800 – 1199 West Hastings Street, Vancouver, British Columbia, at the hour of 10:00 a.m. (PDT) for the following purposes:

1.     To receive and consider the financial statements of the Company for the fiscal year ended June

         30, 2012 and the Auditor's Report thereon;

2.     To receive the report of the directors;

3.     To fix the number of directors at four (4);

4.     To elect directors for the ensuing year;

5.     To appoint Meyers Norris Penny LLP, Chartered Accountants for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors;

6.     To approve the Company's Stock Option Plan;

7.     To transact such other business as may properly come before the Meeting.

A Shareholder unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please refer to the notes accompanying the enclosed Proxy, then complete and return the Proxy to Computershare within the time set out in the notes.

Accompanying this Notice of Meeting is an Information Circular and a Form of Proxy. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

In accordance with the requirements of National Instrument 54Ǧ101, these securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a nonregistered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings  of securities,  have been obtained  in  accordance with  applicable securities  regulatory requirements from the intermediary holding on your behalf.

By  choosing  to  send these materials  to  you  directly, the  Company (and not  the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

DATED at Vancouver, British Columbia, this 20th day of March, 2013

BY ORDER OF THE BOARD OF DIRECTORS

“Terrance Owen”

Terrance G Owen, President & CEO